

October 25, 2022

Leonardo Santos
Chief Executive Officer
Semantix, Inc.
Avenida Eusébio Matoso, 1375, 10º andar
São Paulo, São Paulo, Brazil, 05423-180

>   **Re: Semantix, Inc.**
>   **Amendment No. 1 to Registration Statement on Form F-1**
>   **Filed October 11, 2022**
>   **File No. 333-267040**

Dear Leonardo Santos:

       We have reviewed your amended registration statement and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to our comment, we may have additional comments.

Amendment No.1 to F-1

Management's Discussion and Analysis of Financial Condition and Results of Operations
Liquidity and Capital Resources, page 141

1.   We note that the company's projected revenues for 2022 were $58 million, as set forth in the unaudited prospective financial information management prepared and provided to the Board of Directors of Alpha Capital Holdco Company in connection with the evaluation of the Business Combination. We also note that your actual revenues for the Six Months Ended June 30, 2022 were approximately $16.4 million. It appears that you will miss your 2022 revenue projection. Please update your disclosure in Liquidity and Capital Resources, and elsewhere, to provide updated information about the company's financial position and further risks to the business operations and liquidity in light of these circumstances.

       Please contact Matthew Crispino, Staff Attorney, at (202) 551-3456 or Jan Woo, Legal Branch Chief, at (202) 551-3453 with any questions.

Sincerely,

Division of Corporation Finance
Office of Technology

cc: Filipe B. Areno